EXHIBIT 99.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Fortuna Silver Mines Inc.

We consent to the use of:

●	our report dated March 6, 2024 on the consolidated financial statements of Fortuna Silver Mines Inc. (the “Entity”) which comprise the consolidated statements of financial position as of December 31, 2023 and 2022, the related consolidated statements of income (loss), comprehensive income (loss), cash flows, and changes in equity for each of the years then ended, and the related notes (collectively the “consolidated financial statements”), and
●	our report dated March 6, 2024 on the effectiveness of the Entity’s internal control over financial reporting as of December 31, 2023 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2023.

/s/ KPMG LLP

Chartered Professional Accountants

March 28, 2024

Vancouver, Canada